Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Linda Cvrkel / Claire Erlanger

Re:	China Automotive Systems, Inc. (the “Company”) Form 10-K for the year ended December 31, 2008 Filed March 26, 2009 File No. 000-33123

Dear Ms. Cvrkel and Ms. Erlanger:

Thank you for speaking with our counsel.  We regret to inform you that we did not receive the letter from the Staff of the Securities and Exchange Commission dated February 17, 2010 via fax and only received the original by mail yesterday.  We hereby confirm receipt of an extension of time to file a response on or before March 21, 2010, as confirmed by your Ms. Erlandger during the telephone conversation between your Ms. Erlanger and Mr. Simon Luk of Winston & Strawn LLP, on March 11, 2010.

In the future, we would be grateful if you could please copy our counsel on all your correspondence with us to ensure that we will attend to your correspondence timely.  Please find the contact details of our counsel below:

Winston & Strawn LLP

Simon Luk (partner and chairman of Asian Practice, Hong Kong office)
Tel No.:	(852) 2292 2222
Fax No.:	+1 (212) 294 4700 and (852) 2292 2200
Email Address:	sluk@winston.com

Thank you for your attention.

Date: March 12, 2010
By: /s/ Jie Li
Jie Li
Chief Financial Officer

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